LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


JESSE LYNN, ASSISTANT GENERAL COUNSEL                  DIRECT DIAL: 212-702-4331
                                                       EMAIL:  JLYNN@SFIRE.COM

                                 July 28, 2010


VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Perry J. Hindin, Special Counsel

RE:  LIONS GATE ENTERTAINMENT CORP. ("LIONS  GATE")
     SCHEDULE TO-T FILED JULY 20, 2010 BY ICAHN PARTNERS LP, ET. AL., AS AMENDED FILE NO. 005-55587
     ----------------------------------------------------------------

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Fund S. r.l., Daazi Holding B.V., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Mr. Icahn and affiliates, via fax on July 27, 2010, relating to the Schedule TO-T filed with the Commission by the Filing Persons on July 20, 2010, as amended (the "Schedule TO"). The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     The Filing Persons hereby undertake to file with the Commission an amendment (the "Amendment") to the Schedule TO in order to reflect the changes discussed in paragraph 2 below on the first date following the date hereof on which they otherwise have an obligation to amend the Schedule TO; provided, however, that if the Filing Persons are not otherwise required to amend the Schedule TO, they will nevertheless file the Amendment reflecting the changes discussed in paragraph 2 below not later than August 11, 2010.

     1. Breach of Conditions (page28 of Offer to Purchase). The Filing Persons hereby confirm that they will disclose any decision regarding waiver of the applicable conditions or termination of the tender offer as soon as such decision has been made.

     2. Conditions of the Offer (page 25 of Offer to Purchase). The Filing Persons hereby confirm that the conditions in clauses (f) and (j) on pages 26 and 27 of the Offer to Purchase, respectively, will be revised in the Amendment to include an objective standard against which the Filing Persons' discretion may be judged - specifically, the following qualifier will be added to both conditions: "(as determined by the Offeror, acting reasonably)".

     Each of the Filing Persons hereby acknowledges that:

     - the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, Esq. at (212) 702-4380.

                                                               Very truly yours,


                                                               /s/ Jesse Lynn
                                                               --------------
                                                               Jesse Lynn